Exhibit 99.1

Baidu Announces Second Quarter 2012 Results

BEIJING, China, July 23, 2012 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20121.

Second Quarter 2012 Highlights

•	Total revenues in the second quarter of 2012 were RMB5.456 billion ($858.8 million), a 59.8% increase from the corresponding period in 2011.

•	Operating profit in the second quarter of 2012 was RMB2.815 billion ($443.1 million), a 51.5% increase from the corresponding period in 2011.

•

Net income attributable to Baidu in the second quarter of 2012 was RMB2.770 billion ($436.0 million), a 69.6% increase from the corresponding period in 2011. Diluted earnings attributable to Baidu per ADS for the second quarter of 2012 were RMB7.86 ($1.24); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2012 were RMB8.01 ($1.26).

“We are pleased to announce strong results for the second quarter despite macro headwinds and challenging comparisons with the same period last year,” said Robin Li, chairman and chief executive officer of Baidu. “Our efforts to expand our customer base continue to make solid progress.”

Mr. Li continued, “In the coming quarters, we will maintain momentum by rolling out optimized sales processes and more advanced tools to help current and potential customers increase returns on their online marketing spend. We will also continue to actively explore the vast opportunities in China’s fast-emerging mobile Internet and cloud sectors.”

Jennifer Li, Baidu’s chief financial officer, commented, “We once again posted solid growth on the top and bottom lines even as we continued to invest aggressively in expanding our network infrastructure and talent base. Moving forward, this robust investment strategy will be key to achieving long-term, sustainable growth and strengthening Baidu’s position at the heart of China’s Internet ecosystem.”

Second Quarter 2012 Results

Baidu reported total revenues of RMB5.456 billion ($858.8 million) for the second quarter of 2012, representing a 59.8% increase from the corresponding period in 2011.

Online marketing revenues for the second quarter of 2012 were RMB5.452 billion ($858.1 million), representing a 59.7% increase from the corresponding period in 2011. Baidu had about 352,000 active online marketing customers in the second quarter of 2012, representing an 18.1% increase from the corresponding period in 2011 and a 9.7% increase from the first quarter of 2012. Revenue per online marketing customer for the second quarter was approximately RMB15,500 ($2,440), a 34.8% increase from the corresponding period in 2011 and a 16.5% increase compared to the first quarter of 2012.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3530 to US$1.00, the effective noon buying rate as of June 29, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB453.7 million ($71.4 million), representing 8.3% of total revenues, as compared to 7.9% in the corresponding period in 2011 and 7.8% in the first quarter of 2012.

Bandwidth costs as a component of cost of revenues were RMB242.6 million ($38.2 million), representing 4.4% of total revenues, compared to 4.3% in the corresponding period in 2011. Depreciation costs as a component of cost of revenues were RMB251.1 million ($39.5 million), representing 4.6% of total revenues, compared to 4.2% in the corresponding period in 2011. These increases were mainly due to an increase in network infrastructure capacity.

Selling, general and administrative expenses were RMB587.6 million ($92.5 million), representing an increase of 55.6% from the corresponding period in 2011, primarily due to an increase in personnel and marketing-related expenses.

Research and development expenses were RMB545.5 million ($85.9 million), an 82.7% increase from the corresponding period in 2011. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB53.9 million ($8.5 million) in the second quarter of 2012, compared to RMB34.7 million in the corresponding period in 2011 and RMB35.2 million in the first quarter of 2012.

Operating profit was RMB2.815 billion ($443.1 million), representing a 51.5% increase from the corresponding period in 2011. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.869 billion ($451.6 million), a 51.5% increase from the corresponding period in 2011.

Income tax expense was RMB235.4 million ($37.0 million), compared to an income tax expense of RMB285.5 million in the corresponding period in 2011. The effective tax rate for the second quarter of 2012 was 7.9% as compared to 14.9% for the corresponding period in 2011 and 15.1% in the first quarter of 2012. The decrease in effective tax rate was due to a reversal of a tax provision the Company booked in 2011 for one of its subsidiaries at a non-preferential tax rate. This subsidiary has obtained a high and new technology enterprise tax license in the second quarter.

Net income attributable to Baidu was RMB2.770 billion ($436.0 million), representing a 69.6% increase from the corresponding period in 2011. Basic and diluted earnings per ADS for the second quarter of 2012 amounted to RMB7.87 ($1.24) and RMB7.86 ($1.24), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.824 billion ($444.5 million), a 69.3% increase from the corresponding period in 2011. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2012 amounted to RMB8.02 ($1.26) and RMB8.01 ($1.26), respectively.

As of June 30, 2012, the Company had cash, cash equivalents and short-term investments of RMB18.257 billion ($2.874 billion). Net operating cash inflow for the second quarter of 2012 was RMB3.040 billion ($478.6 million). Capital expenditures for the second quarter of 2012 were RMB722.0 million ($113.7 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.207 billion ($504.8 million) for the second quarter of 2012, representing a 54.4% increase from the corresponding period in 2011.

Outlook for Third Quarter 2012

Baidu currently expects to generate total revenues in an amount ranging from RMB6.245 billion ($983.0 million) to RMB6.410 billion ($1.009 billion) for the third quarter of 2012, representing a 49.6% to 53.5% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on July 23, 2012 U.S. Eastern Time (8:00 AM on July 24, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381

US:	+1-718-354-1231

UK:	+44-20-3059-8139

Hong Kong:	+852-2475-0994

Passcode for all regions:	98897814

A replay of the conference call may be accessed by phone at the following number until July 30, 2012:

International:	+61-2-8235-5000

Passcode:	98897814

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2012 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

ir@baidu.com

Martin Reidy

Brunswick Group LLC

Tel: +86-10-5960-8600

mreidy@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: czheng@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	June 30, 2012	June 30, 2011	March 31, 2012
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	5,451,555	3,414,454	4,260,530
Other services	4,677	568	3,197

Total revenues	5,456,232	3,415,022	4,263,727

Operating costs and expenses:
Cost of revenues (note 1, 2)	(1,508,168)	(880,364)	(1,250,550)
Selling, general and administrative (note 2)	(587,626)	(377,539)	(478,549)
Research and development (note 2)	(545,549)	(298,668)	(443,162)

Total operating costs and expenses	(2,641,343)	(1,556,571)	(2,172,261)

Operating profit	2,814,889	1,858,451	2,091,466

Other income:
Interest income, net	177,800	62,912	156,936
Foreign exchange gain (loss), net	864	(57)	(10)
Loss from equity method investments	(57,331)	(7,578)	(45,868)
Other income (loss), net	47,581	4,412	(3,510)

Total other income	168,914	59,689	107,548

Income before income taxes	2,983,803	1,918,140	2,199,014

Income taxes	(235,355)	(285,502)	(331,196)

Net income	2,748,448	1,632,638	1,867,818

Less: Net loss attributable to noncontrolling interests	(21,422)	(141)	(15,157)
Net income attributable to Baidu, Inc.	2,769,870	1,632,779	1,882,975

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	78.70	46.80	53.93
Net income attributable to Baidu, Inc.-Diluted	78.59	46.70	53.84

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu, Inc.-Basic	7.87	4.68	5.39
Net income attributable to Baidu, Inc.-Diluted	7.86	4.67	5.38

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,931,905	34,887,961	34,918,054
Diluted	34,982,601	34,963,971	34,972,390

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(392,544)	(234,953)	(310,021)
Traffic acquisition costs	(453,687)	(269,062)	(331,277)
Bandwidth costs	(242,592)	(146,652)	(222,648)
Depreciation costs	(251,087)	(143,230)	(233,442)
Operational costs	(165,765)	(84,627)	(152,317)
Share-based compensation expenses	(2,493)	(1,840)	(845)

Total cost of revenues	(1,508,168)	(880,364)	(1,250,550)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(2,493)	(1,840)	(845)
Selling, general and administrative	(17,800)	(11,672)	(13,994)
Research and development	(33,571)	(21,201)	(20,320)

Total share-based compensation expenses	(53,864)	(34,713)	(35,159)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	June 30, 2012	December 31, 2011
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	2,918,866	4,127,482
Restricted cash	332,537	483,387
Short-term investments	15,337,710	10,051,578
Accounts receivable, net	749,658	599,558
Due from related parties	438,055	149,728
Deferred tax assets, net	164,829	121,411
Other assets, current	368,827	315,012

Total current assets	20,310,482	15,848,156

Non-current assets:
Fixed assets, net	3,304,750	2,744,241
Intangible assets, net	862,624	928,511
Goodwill	2,418,284	2,419,542
Long-term investments, net	657,366	734,360
Due from related parties	402,524	100,000
Deferred tax assets, net	41,837	52,125
Other assets, non-current	554,721	513,606

Total non-current assets	8,242,106	7,492,385

Total assets	28,552,588	23,340,541

LIABILITIES AND EQUITY
Less net loss attributable to noncontrolling interests
Short-term loans	—	125,878
Accounts payable and accrued liabilities	2,593,733	2,545,445
Customer advances and deposits	1,505,251	1,573,967
Deferred revenue	35,240	62,705
Deferred income	41,920	34,779
Due to related parties	47,648	—
Long-term loans, current portion	92,000	46,000
Capital lease obligation	14,156	17,773

Total current liabilities	4,329,948	4,406,547

Non-current liabilities:
Deferred income	225,516	19,942
Long-term loans	2,258,413	2,277,925
Due to related parties	452,795	148,873
Deferred tax liabilities	225,062	131,629
Capital lease obligation	22,906	30,112

Total non-current liabilities	3,184,692	2,608,481

Total liabilities	7,514,640	7,015,028

Redeemable noncontrolling interests	929,578	935,978

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,111,117 shares and 27,136,936 shares issued and outstanding as at December 31, 2011 and June 30, 2012	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,803,000 shares and 7,803,000 shares issued and outstanding as at December 31, 2011 and June 30, 2012	3	3
Additional paid-in capital	1,869,175	1,771,770
Retained earnings	18,236,623	13,604,334
Accumulated other comprehensive loss	(95,170)	(84,403)

Total Baidu, Inc. shareholders’ equity	20,010,643	15,291,716
Noncontrolling interests	97,727	97,819
Total equity	20,108,370	15,389,535

Total liabilities and equity	28,552,588	23,340,541

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2011			Three months ended March 31, 2012			Three months ended June 30, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,858,451	34,713	1,893,164	2,091,466	35,159	2,126,625	2,814,889	53,864	2,868,753

	Three months ended June 30, 2011			Three months ended March 31, 2012			Three months ended June 30, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	1,632,779	34,713	1,667,492	1,882,975	35,159	1,918,134	2,769,870	53,864	2,823,734

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*)

(in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2011	total revenues	March 31, 2012	total revenues	June 30, 2012	total revenues
Net cash provided by operating activities	2,082,597	61%	2,366,922	56%	3,040,234	56%

Changes in assets and liabilities, net of effects of acquisitions	(231,103)	-6%	(148,216)	-4%	100,205	2%
Income taxes expenses	285,502	8%	331,196	8%	235,355	4%
Interest income and other, net	(59,689)	-2%	(107,548)	-3%	(168,914)	-3%

Adjusted EBITDA	2,077,307	61%	2,442,354	57%	3,206,880	59%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.